Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter ended December 31, 2025

IT service segment revenue grows 1.4% QoQ CC and 1.2% in reported terms

Operating margin at 17.6%; Expands 0.9% sequentially and 0.1% YoY

Overall deal bookings at $3.3Bn; Large deal booking at $0.9Bn

Operating cash flows at 135.4% of net income

EAST BRUNSWICK, N.J. | BANGALORE, India – January 16, 2026: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2025.

Highlights of the Results

Results for the Quarter ended December 31, 2025:

1.	Gross revenue at ₹235.6 billion ($2,622.0 million1), increase of 3.8% QoQ and 5.5% YoY.

2.	IT services segment revenue was at $2,635.4 million, increase of 1.2% QoQ and 0.2% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue increased 1.4% QoQ and decreased 1.2% YoY.

4.	Total bookings[3] was at $3,335 million, down 5.7% YoY in constant currency[2]. Large deal bookings[4] was at $871 million, decrease of 8.4% YoY in constant currency[2].

5.	IT services operating margin[5] for Q3’26 was 17.6%, expansion of 0.9% QoQ and 0.1% on YoY basis.

6.	Net income for the quarter was at ₹31.2 billion ($347.2 million1), decrease of 3.9% QoQ and 7.0% YoY.

7.	Earnings per share for the quarter at ₹2.98 ($0.031), decrease of 3.9% QoQ and 7.2% YoY.

8.

Adjusted for impact of labour code changes[6], Net Income for the quarter was ₹33.6 billion ($374.3 million1), increase of 3.6% QoQ and 0.3% YoY and EPS for the quarter was ₹3.21 ($0.041), increase of 3.5 % QoQ and flat YoY.

9.	Operating cash flows of ₹42.6 billion ($474.1 million1), increase of 25.7% QoQ and decrease of 13.6% YoY and at 135.4% of Net Income for the quarter.

10.	Voluntary attrition was at 14.2% on a trailing 12-month basis.

Outlook for the Quarter ending March 31, 2026

We expect revenue from our IT Services business segment to be in the range of $2,635 million to $2,688 million*. This translates to sequential guidance of 0% to 2.0% in constant currency terms.

*	Outlook for the Quarter ending March 31, 2026, is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.17, AUD/USD at 0.65, USD/INR at 88.85 and CAD/USD at 0.72

Performance for the Quarter ended December 31, 2025

Srini Pallia, CEO and Managing Director, said “In Q3, we delivered broad-based growth in line with our expectations. As AI becomes a strategic imperative, Wipro Intelligence is emerging as a differentiator and contributed to several wins this quarter. We saw greater adoption of our AI-enabled platforms and solutions, scaled AI-led delivery through WINGS and WEGA, and expanded our innovation network across global locations.”

Aparna Iyer, Chief Financial Officer, said “Our IT services operating margins at 17.6% expanded both sequentially and on a year-on-year basis. This is our best margin performance in last few years. Our continued focus on execution rigour also reflects in our strong operating cash flow of 135% of net income in Q3. We are also pleased to share that the Board has declared an interim dividend of ₹6 per share which will take the total payout for the year to $1.3 Bn.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹89.84, as published by the Federal Reserve Board of Governors on December 31, 2025. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2025, was US$1= ₹88.71

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.

5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

6.

Adjusted for impact of past service cost on gratuity due to implementation of new labour code amounting to ₹3,028Mn for the three and nine months ended December 31, 2025, is included in the table title “Reconciliation for Adjusted Net Income and Adjusted EPS” on page 12.

Highlights of Strategic Deal Wins

In Q3’26, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A global technology leader has renewed its decade-long relationship with Wipro to advance trust and safety operations across its platforms. With thousands of specialists deployed worldwide, Wipro will continue to refine and train AI and machine learning models to align with the client’s content policies. This large deal win reinforces Wipro’s ability to deliver scalable, high-impact services that enhance user safety, strengthen platform integrity, and deliver responsible digital experiences for the client.

2.

Wipro has renewed and expanded its decade-long strategic partnership with a US-based national health insurance organization. Through the multi-year engagement, Wipro will continue to provide comprehensive member enrollment and management services, ensuring that senior citizens and children can seamlessly enroll and access healthcare benefits. Wipro leverages its proprietary PayerAI solution, part of Wipro IntelligenceTM, to offer a scalable, AI-infused SaaS platform that features intelligent automation, agentic AI capabilities, and highly configurable workflows. This engagement will significantly boost productivity, enhance operational agility, and unlock cost efficiencies for the client.

3.

A prominent North American household furnishings manufacturer has selected Wipro to modernize its technology landscape and accelerate innovation across its enterprise applications. This multi-year engagement focuses on driving automation and embedding AI at scale. The Wipro team will leverage AI accelerators to deliver predictive insights, automate workflows, and enhance user experience. Additionally, Wipro will help set up a Center of Excellence to fast-track AI adoption and unlock new business value. These initiatives will also enable the client to modernize legacy systems and improve business agility to drive operational excellence and support future growth.

4.

A leading UK-based facilities management company has extended its long-standing relationship with Wipro and signed a multi-year agreement to accelerate enterprise-wide transformation. The engagement will deploy Wipro Intelligence™, Wipro’s unified suite of AI-powered platforms, solutions, and transformative offerings, to drive automation, predictive analytics, and conversational AI to modernise core functions, improving speed, accuracy, and resilience. Automated patching and intelligent monitoring will strengthen infrastructure reliability, while workflow and change management programs will reduce manual effort and enhance client experience. These initiatives are expected to deliver significant cost savings, boost operational efficiency, and strengthen client’s position as a technology-led facility transformation in the industry.

5.

One of the world’s largest food and beverage goods companies, headquartered in Europe, has selected Wipro to accelerate the transformation of its global Digital Workplace and enterprise support ecosystem. Wipro secured a significant multi-year engagement to modernize and support the organisation’s global workforce systems and enhance employee productivity. This initiative, one of the client’s most expansive workplace transformation programs, will leverage Wipro Intelligence™–a unified suite of AI-powered platforms, solutions and transformative offerings–as well as real time voice translation capabilities to elevate the employee experience at scale.

6.

A major European insurance provider has engaged Wipro in a multi-year strategic program to reimagine its infrastructure landscape and accelerate its hybrid cloud journey. Wipro will deliver a comprehensive suite of services across data center, networking, security, databases, and storage, while enabling a seamless transition to a future-ready hybrid cloud model. Leveraging AI for observability, automation, and standardisation, this solution will enhance agility, resilience, and operational efficiency. This initiative will strengthen regional presence and ensure cultural alignment to deliver faster response times, improved service reliability, and reduced operational risk, enabling the client to accelerate innovation and improve customer experience.

7.

One of India’s top banking and financial services institutions has selected Wipro for a multi-year engagement to accelerate its digital transformation and strengthen its technology foundation. Wipro will modernize core IT operations, manage critical banking systems, and deliver a secure, cloud-enabled infrastructure to enhance operational resilience and customer experience. The solution leverages Wipro Intelligence™ to enable automation, robust cybersecurity, and streamlined enterprise application operations, ensuring uninterrupted services and scalability. Wipro will also orchestrate advanced solutions for payments, capital markets, retail and wholesale banking, and risk and compliance, alongside developing an automated system for key processes. This transformation will drive measurable improvements in efficiency, security, and agility, enabling the client to innovate at scale and deliver seamless experiences in an increasingly digital-first environment.

8.

A leading Southeast Asian airline has renewed its longstanding strategic engagement with Wipro to elevate customer interaction capabilities across multiple touchpoints. Leveraging deep industry expertise and Wipro IntelligenceTM, the team will support a wide spectrum of customer journeys including member account services, loyalty programs, reservations, ticketing and redemption, disruption management, and digital channel support for the airline’s website and mobile app. This engagement will deliver faster resolutions, improved service consistency, and superior governance compliance through real-time decision-making, optimised staffing, and enhanced transparency. The renewed collaboration reinforces Wipro’s position as a trusted strategic partner, driving intelligent, scalable, and experience-led customer servicing.

9.

In a strategic AI-led engagement, Wipro was selected by a leading global communications technology company to transform its finance and accounting operations using advanced agentic AI. The solution supported by Wipro’s WEGA orchestration for enterprise-grade governance will introduce smart automation agents to handle tasks like invoice processing, reconciliations, and reporting across multiple systems. These AI agents will interpret documents, apply financial logic such as accounting rules, validations, and matching criteria, and execute workflow actions with audit-ready transparency. The engagement will accelerate financial processes, improve accuracy, strengthen compliance, and create a scalable foundation for rapid growth and new capabilities.

10.

A global telecommunications technology company has selected Wipro to deliver an AI-infused transformation by accelerating its Software Development Lifecycle. Leveraging AI-powered automation agents built on the WEGA platform, the solution simplifies code analysis, reviews, validations, and routine tasks, driving greater speed, accuracy, and governance. Supported by Wipro’s enterprise-grade Agentic AI framework, these intelligent agents will streamline workflows, enforce enterprise standards, and accelerate delivery cycles. This transformation enhances code quality and compliance while also establishing a scalable architecture enabling rapid onboarding of additional AI agents and seamless expansion.

11.

Wipro has been chosen by a U.S.-based health insurer to modernize and manage operations across its Commercial, Medicare, and Medicaid businesses. Leveraging its proprietary PayerAI solution, part of Wipro IntelligenceTM, Wipro will deploy automation and AI-infused capabilities across the client’s claims processing, member and provider enrolment, data management, and configuration of core health systems. The AI-driven Provider Roster Management System and Claims Inventory Management System will streamline complex provider data processes and improve accuracy. Through this engagement, Wipro will deliver measurable improvements in operational efficiency, scalability, and cost optimization, while ensuring compliance and better service delivery.

12.

Wipro has renewed its multi-year engagement with a leading US-based regional healthcare organization to enhance the client’s operational excellence and compliance. Through its proprietary PayerAI solution, part of Wipro IntelligenceTM, Wipro has implemented a scalable AI-infused SaaS platform that automates reconciliation of state beneficiary enrollment and payment data with health plan membership and expected payments. This solution ensures accurate payment alignment, strengthens revenue integrity, supports regulatory compliance, and reduces administrative burden, enabling the client to achieve efficiency at scale.

Analyst Recognition

1.	Wipro was rated as a Leader in Avasant’s Generative AI Services 2025 RadarView™

2.	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2025 Vendor Assessment (Doc # US52988325 Nov 2025)

3.	Wipro was rated as a Leader in ISG Provider Lens™ - AWS Ecosystem Partners 2025 - US & UK (all quadrants)

4.	Wipro was positioned as a Leader in Everest Group’s Talent Readiness for Next Generation Data, Analytics, and AI Services PEAK Matrix® Assessment 2025

5.	Wipro was ranked as a Leader in Avasant’s SAP S/4HANA Services 2025–2026 RadarView™

6.	Wipro was positioned as a Horizon 3 – Market Leader in the HFS Horizons: Life Sciences Service Providers, 2025 report

7.	Wipro was positioned as a Leader in Everest Group’s ServiceNow Services PEAK Matrix® Assessment 2025

8.	Wipro was positioned as a Leader in the 2025 Gartner® Magic Quadrant™ for Service Integration and Management Services

9.	Wipro was recognized as a Leader in the 2025 Gartner® Magic Quadrant™ for Data Center Outsourcing Services

10.	Wipro was recognized as a Leader in Avasant’s Telecom Digital Services 2025 RadarView™

11.	Wipro was recognized as a Leader in Everest Group’s Banking Operations – Services PEAK Matrix® Assessment 2025

12.	Wipro was named as a Leader in the 2025 Gartner® Magic Quadrant™ for Outsourced Digital Workplace Services

Source & Disclaimer: *Gartner, “Magic Quadrant for Service Integration and Management Services”, Andrea Lanzavecchia, et al, 29 October 2025. *Gartner, “Magic Quadrant for Data Center Outsourcing Services”, Biswajit Maity, et al, 3 November 2025. *Gartner, “Magic Quadrant for Outsourced Digital Workplace Services”, Karl Rosander, et al, 10 November 2025.

GARTNER and MAGIC QUADRANT are trademarks of Gartner, Inc. and its affiliates. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹ 2.6 billion ($28.6 million1)

2.	IT Products segment results for the quarter were ₹ 0.23 billion ($2.5 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended December 31, 2025, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (8:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP160125

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 6143	Phone: +91 92052-64001
abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

##

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2025	As at December 31, 2025
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹89.84
ASSETS
Goodwill	325,014	367,635	4,092
Intangible assets	27,450	29,494	328
Property, plant and equipment	80,684	80,540	896
Right-of-Use assets	25,598	29,247	326
Financial assets
Derivative assets	^	—	—
Investments	26,458	27,933	311
Trade receivables	299	645	7
Other financial assets	4,664	6,029	67
Investments accounted for using the equity method	1,327	1,991	22
Deferred tax assets	2,561	4,452	50
Contract assets	—	1,673	19
Non-current tax assets	7,230	7,807	87
Other non-current assets	7,460	8,543	95

Total non-current assets	508,745	565,989	6,300

Inventories	694	755	8
Financial assets
Derivative assets	1,820	148	2
Investments	411,474	455,035	5,065
Cash and cash equivalents	121,974	118,914	1,324
Trade receivables	117,745	135,815	1,511
Unbilled receivables	64,280	70,917	789
Other financial assets	8,448	9,511	106
Contract assets	15,795	12,663	141
Current tax assets	6,417	11,215	125
Other current assets	29,128	30,897	344

Total current assets	777,775	845,870	9,415

TOTAL ASSETS	1,286,520	1,411,859	15,715

EQUITY
Share capital	20,944	20,974	233
Share premium	2,628	5,827	65
Retained earnings	716,477	760,420	8,464
Share-based payment reserve	6,985	6,851	76
Special Economic Zone Re-investment reserve	27,778	28,437	317
Other components of equity	53,497	74,271	827

Equity attributable to the equity holders of the Company	828,309	896,780	9,982
Non-controlling interests	2,138	2,174	24

TOTAL EQUITY	830,447	898,954	10,006

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	1,860	21
Lease liabilities	22,193	26,434	294
Derivative liabilities	—	520	6
Other financial liabilities	7,793	7,222	80
Deferred tax liabilities	16,443	17,851	199
Non-current tax liabilities	42,024	45,284	504
Other non-current liabilities	17,119	26,367	294
Provisions	294	158	2

Total non-current liabilities	169,820	125,696	1,400

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	161,201	1,794
Lease liabilities	8,025	8,551	95
Derivative liabilities	968	4,725	53
Trade payables and accrued expenses	88,252	98,942	1,100
Other financial liabilities	3,878	5,684	63
Contract liabilities	20,063	25,912	289
Current tax liabilities	34,481	45,925	511
Other current liabilities	31,086	34,394	383
Provisions	1,637	1,875	21

Total current liabilities	286,253	387,209	4,309

TOTAL LIABILITIES	456,073	512,905	5,709

TOTAL EQUITY AND LIABILITIES	1,286,520	1,411,859	15,715

^	Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2024	2025	2025	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹89.84			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹89.84
Revenues	223,188	235,558	2,622	665,842	683,877	7,612
Cost of revenues	(153,922)	(167,199)	(1,861)	(462,277)	(484,278)	(5,390)

Gross profit	69,266	68,359	761	203,565	199,599	2,222
Selling and marketing expenses	(16,081)	(15,008)	(167)	(49,313)	(45,213)	(503)
General and administrative expenses	(14,629)	(18,404)	(205)	(41,876)	(46,626)	(519)
Foreign exchange gains/(losses), net	410	788	9	(192)	1,528	17

Results from operating activities	38,966	35,735	398	112,184	109,288	1,217
Finance expenses	(4,146)	(3,656)	(41)	(11,003)	(10,876)	(121)
Finance and other income	9,708	9,232	103	26,383	28,104	313
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	28	—	(37)	230	2

Profit before tax	44,533	41,339	460	127,527	126,746	1,411
Income tax expense	(10,866)	(9,889)	(110)	(31,228)	(29,307)	(326)

Profit for the period	33,667	31,450	350	96,299	97,439	1,085

Profit attributable to:
Equity holders of the Company	33,538	31,190	347	95,658	96,956	1,080
Non-controlling interests	129	260	3	641	483	5

Profit for the period	33,667	31,450	350	96,299	97,439	1,085

Earnings per equity share: Attributable to equity holders of the Company
Basic	3.21	2.98	0.03	9.15	9.26	0.10
Diluted	3.20	2.97	0.03	9.13	9.23	0.10
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,457,414,881	10,477,008,222	10,477,008,222	10,454,728,795	10,475,167,174	10,475,167,174
Diluted	10,482,964,010	10,498,247,011	10,498,247,011	10,481,436,710	10,499,925,047	10,499,925,047

Information on reportable segments for the three months ended December 31, 2025, September 30, 2025, December 31, 2024, nine months ended December 31, 2025, December 31, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	77,809	74,821	72,010	225,727	208,103	281,824
Americas 2	67,708	67,011	68,120	201,789	203,390	271,972
Europe	62,405	59,531	59,282	178,753	181,525	240,077
APMEA	25,859	25,042	23,439	74,717	70,753	94,351

Total of IT Services	233,781	226,405	222,851	680,986	663,771	888,224
IT Products	2,565	1,126	747	4,419	1,879	2,692

Total segment revenue	236,346	227,531	223,598	685,405	665,650	890,916

Segment result
IT Services
Americas 1	16,409	15,435	14,966	46,838	41,991	58,186
Americas 2	14,450	13,122	15,275	40,957	45,813	61,326
Europe	8,003	6,962	7,600	20,991	21,294	29,434
APMEA	3,583	3,308	3,667	9,870	9,178	12,850
Unallocated	(1,259)	(1,018)	(2,518)	(1,527)	(5,907)	(10,157)

Total of IT Services	41,186	37,809	38,990	117,129	112,369	151,639
IT Products	227	101	29	348	(201)	(173)
Reconciling Items	(5,678)	(81)	(53)	(8,189)	16	(195)

Total segment result	35,735	37,829	38,966	109,288	112,184	151,271

Finance expenses	(3,656)	(3,612)	(4,146)	(10,876)	(11,003)	(14,770)
Finance and other income	9,232	8,455	9,708	28,104	26,383	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	28	152	5	230	(37)	254

Profit before tax	41,339	42,824	44,533	126,746	127,527	174,957

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Western Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended December 31, 2025
IT Services Revenue as per IFRS	$2,635.4
Effect of Foreign currency exchange movement	$6.4

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,641.8

Three Months ended December 31, 2025
IT Services Revenue as per IFRS	$2,635.4
Effect of Foreign currency exchange movement	($39.1)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,596.3

2.	Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2025

	Amounts In INR Mn
	Three months ended Dec 31, 2025	Nine months ended Dec 31, 2025
Profit for the period [A]	31,450	97,439
Computation of Free Cash Flow
Net cash generated from operating activities [B]	42,594	117,585
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(4,668)	(10,782)
Proceeds from sale of property, plant and equipment	79	757
Free Cash Flow [C]	38,005	107,560
Operating Cash Flow as percentage of Net Income [B/A]	135.4%	120.7%
Free Cash Flow as percentage of Net Income [C/A]	120.8%	110.4%

3.	Reconciliation for Adjusted Net Income and Adjusted EPS

	Amounts in INR Mn
Particulars	Three months ended Dec 31, 2025	Nine months ended Dec 31, 2025
Net Income [A]	31,190	96,956

Add: Impact on gratuity expenses due to implementation of new labour code [B]	3,028	3,028
Less[C]: Tax on [B]	(590)	(590)

Adjusted Net Income [D]: [A+B+C]	33,628	99,394

Adjusted EPS Basic (₹)	3.21	9.49

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